Contacts:
Tom Giantsopoulos	Peter Cauley
Corporate Communications	Chief Financial Officer
DataMirror Corporation	DataMirror Corporation
905-415-0310 ext. 153	905-415-0310 ext. 271
tgiantsopoulos@datamirror.com	pcauley@datamirror.com

DataMirror Releases PointBase 5.3 Java Relational Database

Enhancements Broaden Java Database System Usability in Response to OEM Customer Requirements

JAVAONE, SAN FRANCISCO, CA - (June 29, 2005) - DataMirror®(NASDAQ: DMCX - News; TSX: DMC - News) today announced the availability of DataMirror PointBase 5.3®, DataMirror’s full-featured, SQL92/99 JDBC compliant Java relational database. Enhanced in response to OEM customer requirements, PointBase 5.3 delivers new features that further improve the solution’s scalability, performance, and functionality. PointBase 5.3 benefits users by lowering the cost of database development, reducing the time to market and facilitating integration between Java applications and back-office systems. To date, more than 100 of DataMirror’s 2,000 clients have adopted PointBase for their Java database needs.

PointBase 5.3 enhancements include:

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Larger data type support - Enables applications to perform more precise operations by providing expanded data type support for mobile platforms and allowing mobile applications to store and manage a greater range of data in the PointBase database.

•	Enhanced query performance - Changes to the autonomic cost-based optimizer that improves the performance of range-predicated queries and overall database query performance without user configuration.

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Greater application control - Applications can fine tune PointBase performance and enhance the end-user experience by making it easier for applications to manage PointBase interactions in concurrent data access situations. By explicitly locking database tables, applications featuring PointBase 5.3 are able to reduce deadlocks and wait times.

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Parallel reads/writes - Applications that perform a large number of database changes can further improve PointBase performance by leveraging the power of parallel disk IO to separate physical storage devices for log and data read/write operations.

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Database auditing support - PointBase now supports DataMirror LiveAudit®, DataMirror’s complete, multi-platform database auditing solution for organizations that are obligated to fulfill data audit trail requirements for compliance, security and internal control purposes. With database auditing support, application developers using PointBase 5.3 can provide out of box auditing solutions with DataMirror LiveAudit.

Visit DataMirror at JavaOne (Booth #434) for more information about PointBase 5.3.

To download a 30-day trial of PointBase 5.3, go to www.pointbase.com.

“DataMirror PointBase customers know the benefits of using embedded databases in their Java applications to reduce development costs and their time to market,” says Nigel Stokes, CEO, DataMirror. “We’ve received positive feedback from existing PointBase customers and have responded with enhancements to PointBase 5.3 to provide our customers with even greater performance and scalability with their mobile and distributed applications.”

PointBase is a secure, zero administration, and full featured SQL92/99 JDBC compliant Java relational database. Versions include: PointBase Embedded for server application development; PointBase Micro, a compact database written for use in handheld devices; and, Transformation Server for Mobile for synchronizing data between databases residing on mobile platforms and corporate back-end databases. PointBase seamlessly integrates into Java development environments and application server tiers to help users build and deploy portable Web applications.

The PointBase database is a core component of DataMirror Integration Suite, a complete, end-to-end solution that enables customers to cost-effectively solve even the most complex integration problems. PointBase can be used as a persistence and caching engine inside Web applications and can leverage Transformation Server®, to move information bi-directionally between Web applications and operational systems.

About DataMirror

DataMirror (NASDAQ: DMCX; TSX: DMC), a leading provider of real-time data integration, protection and Java database solutions, improves the integrity and reliability of information across all of the systems that create and store data.  DataMirror’s flexible and affordable integration solutions allow customers to easily and continuously detect, translate, and communicate all information changes throughout the enterprise.  DataMirror helps customers make better decisions by providing access to the continuous, accurate information they need to take timely action and move forward faster.

Over 2,000 companies have gained tangible competitive advantage from DataMirror software.  DataMirror is headquartered in Markham, Canada and has offices around the globe.  For more information, visit www.datamirror.com.

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"Safe Harbour" Statement under the United States Private Securities Litigation Reform Act of 1995:

Forward-looking statements in this press release, including statements regarding DataMirror Corporation's business which are not historical facts, are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements of plans, objectives, strategies and expectations. The words "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements. Numerous important factors affect DataMirror's operating results and could cause DataMirror's actual results to differ materially from the results indicated by this press release or by any forward-looking statements made by, or on behalf of, DataMirror, and there can be no assurance that future results will meet expectations, estimates or projections. These factors include, but are not limited to, the following: the difficulty of developing, marketing and selling new products successfully; variability of quarterly operating results; dependence upon the continued growth and success of DataMirror's software products; competition; rapid technological change and new product introductions; dependence upon continued growth in the database and enterprise data integration markets; dependence upon relationships with complementary vendors and distribution channels; the ability to recruit and retain key personnel; risks of international operations, including currency exchange rate fluctuations and global economic conditions; possible software errors or defects; possible infringement claims by third parties; and other factors discussed in DataMirror’s Annual Information Form and other periodic filings with the United States Securities and Exchange Commission and other regulatory authorities. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those indicated in any forward-looking statements. DataMirror disclaims and does not assume any obligation to update these forward-looking statements.

Copyright 2005 DataMirror Corporation. DataMirror and the DataMirror family of related marks are registered trademarks of DataMirror Corporation. DataMirror and the DataMirror logo are registered in the U.S. Patent and Trademark office, the Canadian Intellectual Property Office, and may be pending or registered in other countries. All other products and services mentioned are trademarks of their respective companies.